August 3, 2006


Via Facsimile (206) 623-7022 and US Mail

Richard B. Dodd
William Gleeson
Preston Gates & Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104

Re:	Microsoft Corp.
	Schedule TO-C filed July 20, 2006
	Schedule TO-I filed July 21, 2006
	Schedule TO-I/A filed July 27, 2006

Dear Messrs. Dodd and Gleeson:

We have reviewed the filings listed above and have the following comments. All defined terms have the same meaning as in the tender offer materials, unless otherwise indicated. "You" and its derivatives as used here refer to Microsoft Corporation.

Schedule TO - Item 10. Financial Statements
1. Please explain in your response letter why you do not believe that the financial information showing the pro forma effect of the Tender
Offer on Microsoft is not material. See Item 1010(b) of Regulation
M-
A. In this regard, we note that if fully subscribed, you could be repurchasing more than 8% of Microsoft`s outstanding shares in this
Offer.

Offer to Purchase - General
2. Include a brief statement as to the accounting treatment of the transaction. See Item 1004(a)(xi) of Regulation M-A.

The Tender Offer, page 2
3. The disclosure in the first bullet point in this section (at the
bottom of page 2) states that the offer may need to be extended if you "increase the price to be paid for tendered shares above $24.75 per share or decrease the price to be paid for shares below $22.50 per share" and less than ten business days remain in the Tender Offer when this change occurs. However, we believe you may be required to extend the Tender Offer if you make any change to the range presented for this modified Dutch auction tender offer. See Rule 14e-1(b). If you concur, please revise your disclosure accordingly. If you disagree, please provide appropriate supporting legal analysis in your response letter.

Conditions of the Tender Offer, page 14
4. Refer to the disclosure in the first paragraph of this section. In a parenthetical, you state that the listed events representing conditions to this offer must have occurred "at any time prior to the
Expiration Time (whether any shares have theretofore been accepted for payment)." How could shares be accepted for payment before the Tender Offer ends? Please revise or advise.
5. The language in the same introductory paragraph seems to indicate that if an event occurs that "triggers" one the of listed offer conditions, Microsoft then reserves the right to make a secondary determination that it will "assert" the condition to terminate the Tender Offer. We agree that this is within the discretion of the bidder in a Tender Offer; however, if for example, the Dow Jones Industrial Average falls by 10% or more and the Company proceeds with the Tender Offer, it is in effect waiving that condition. Waiver of a material offer condition may require an extension of the Tender Offer and dissemination of additional offer materials. Please confirm your understanding in your response letter.
6. You may condition your tender offer on any number of conditions as long as they are clearly and concisely described in the Offer to Purchase and outside of your control. Please make the following changes to this section:

(i)	clarify as of what date you will judge the decrease of 10% in the market price for shares on the listed exchanges. That is, if the
Dow Jones Industrial Average falls by more than 10% on day ten of your Tender Offer, but recovers and is up by 2% on the scheduled Expiration Date, would this condition be triggered? It would appear from the language in the introductory paragraph that it would be but this is less than clear; and

(ii)	clarify how the condition listed in the third bullet point on page 15 relates to ongoing wars and hostilities involving the United
States that predated the Tender Offer (e.g., Iraq, Afghanistan, etc.). Since there is no "material escalation" language in the conditions section, this condition would appear to be triggered now.
7. As noted in our last comment above, it is important that all offer conditions be clearly described such that Microsoft shareholders can determine whether an event has occurred that will allow the Company to terminate the Tender Offer. Because many of the listed offer conditions are broadly drafted, please include in your response letter an undertaking to inform shareholders promptly if you believe an event has occurred that allows Microsoft to terminate the Tender
Offer. In our view, you may not wait until the end of the offer period to terminate the Tender Offer based on an event that occurred on day ten of the Offer.

Fees and Expenses, page 25
8. If you will compensate the Dealer Managers in whole or in part based on the number of tendered shares they solicit, please disclose.
In addition, we note the disclosure here that the Dealer Managers may hold Microsoft shares for their own accounts. Please indicate whether you intend to pay fees to the Dealer Managers based on tenders of subject securities held for their own accounts. If so, explain in your response letter why you believe this practice is consistent with
Rule 13-4(f)(8). If you do not, indicate how you will ensure that you do not pay fees under such circumstances. For example, if you intend to compensate the Dealer Managers in part based on the number of tendered shares solicited, what mechanism will you use to determine who held the tendered securities when calculating the fees owed to Goldman, Sachs & Co. and Deutsche Bank Securities Inc.?

Exhibit (a)(1)(G) - Summary Advertisement
9. Indicate where the summary advertisement included as an exhibit to the Schedule TO-I was published.
Closing Comments

Please respond to the above comments promptly. If you do not agree with a comment, tell us why in your response letter. Where you do make changes to the Offer to Purchase as a result of our comments above, include a page citation in your response letter indicating where the requested changes appear in the revised offer materials. Be aware that we may have additional comments based on your comment responses.

We urge all filing persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


In responding to our comments, please provide, in writing, a statement from Microsoft Corporation acknowledging that:

* It is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions please do not hesitate to contact me at
(202) 551-3263.


Very truly yours,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions







Richard B. Dodd, Esq.
William Gleeson, Esq.
August 3, 2006
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE